UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches, the first of which was completed on October 26, 2022. In respect of each of the two tranches, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the second tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on June 15, 2022, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended April 30, 2023, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
April 3, 2023	10,482	221.83p	223.50p	219.50p
April 4, 2023	10,293	219.70p	221.50p	218.00p
April 5, 2023	10,403	217.24p	220.00p	213.00p
April 6, 2023	9,887	219.62p	221.00p	218.00p
April 11, 2023	10,076	222.44p	224.00p	219.00p
April 12, 2023	10,584	219.31p	225.50p	216.00p
April 13, 2023	10,410	217.91p	219.00p	216.00p
April 14, 2023	9,667	219.87p	222.50p	218.00p
April 17, 2023	8,712	219.90p	222.00p	218.50p
April 18, 2023	8,380	221.50p	223.50p	217.00p
April 19, 2023	8,067	215.78p	218.00p	211.50p
April 20, 2023	8,614	205.27p	210.00p	202.50p
April 21, 2023	8,522	213.19p	217.00p	208.00p
April 24, 2023	8,537	214.13p	217.50p	211.50p
April 25, 2023	8,355	215.06p	218.50p	210.00p

April 26, 2023	7,954	210.26p	212.50p	208.00p
April 27, 2023	7,937	211.54p	214.50p	208.00p
April 28, 2023	8,263	208.66p	203.00p	213.00p

During the month ended April 30, 2023, the Company repurchased an aggregate of 165,143 Ordinary Shares. As of April 30, 2023, the Company’s issued share capital was 289,468,159 shares, 11,195,573 of which were held in treasury, resulting in total voting rights in the Company of 278,272,586 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

April 3, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4727519.html

April 4, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4729148.html

April 5, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4730772.html

April 6, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4732344.html

April 11, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4734159.html

April 12, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4735684.html

April 13, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4737201.html

April 14, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4738607.html

April 17, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4740218.html

April 18, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4741941.html

April 19, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4743461.html

April 20, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4745113.html

April 21, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4746586.html

April 24, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4748164.html

April 25, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4749761.html

April 26, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4751521.html

April 27, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4753091.html

April 28, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4754883.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: May 3, 2023	By:	/s/ Daphne Zohar
		Name:	Daphne Zohar
		Title:	Chief Executive Officer